Exhibit 99.1

Gold Fields Limited

(Reg. No. 1968/004880/06)

(Incorporated in the Republic of South Africa)

JSE, NYSE, DIFX Share Code: GFI

ISIN Code: ZAE000018123

(Gold Fields or the Company)

GOLD FIELDS TO ACQUIRE YAMANA GOLD INC. – A COMBINATION FOR LONG-TERM VALUE CREATION FOCUSED ON QUALITY GROWTH, FINANCIAL DISCIPLINE AND SHAREHOLDER RETURNS

Highlights:

•	Transaction creates a diversified top-4 gold global major with a diversified portfolio of high-quality, long-life assets with tangible near and long-term growth opportunities

•	Strengthened financial and operational capacity with complementary cash flow and growth profiles

•	Combined Group (as defined in paragraph 3) will be headquartered in Johannesburg with operations across Canada, Australia, South America, Ghana and South Africa

•

All share offer by Gold Fields at an Exchange Ratio (defined below) of 0.6 Gold Fields Consideration Shares (defined below) for each Yamana Share (defined below) implying a valuation for Yamana of USD6.7 billion

1.	BACKGROUND

1.1

The Board of Directors of Gold Fields (the Gold Fields Board) is pleased to announce that it has entered into a definitive agreement with Yamana Gold Inc. (Yamana) for Gold Fields to acquire all the issued and outstanding common shares in the capital of Yamana Inc. (Yamana Shares) in a share-for-share exchange transaction (the Transaction), which values all of the issued and outstanding Yamana Shares at approximately USD6.7 billion based on the ten-day volume weighted average traded price (VWAP) of the Gold Fields ADSs (as defined below) on the New York Stock Exchange (NYSE) of USD11.59 (equivalent to ZAR180.39 based on the prevailing daily USD/ZAR exchange rate on Friday, 27 May 2022).

1.2	Pursuant to the terms of the Transaction, the consideration payable to the shareholders of Yamana (Yamana Shareholders) at closing of the Transaction will consist of:

1.2.1	newly issued ordinary shares in Gold Fields (Gold Fields Shares); or

1.2.2

at the election of Yamana Shareholders, newly issued Gold Fields American depositary shares, which each represent one Gold Fields Share (Gold Fields ADSs, and together with the Gold Fields Shares to be issued as consideration under the Transaction, the Gold Fields Consideration Shares),

in accordance with the fixed exchange ratio of 0.6 of a Gold Fields Consideration Share (Exchange Ratio) for each Yamana Share outstanding at the effective time (Effective Time) of the Transaction (the Transaction Consideration), subject to the fulfilment or waiver, as the case may be, of the conditions precedent to the Arrangement Agreement (as defined below) set out in paragraph 6 below (Conditions Precedent).

1.3

The Transaction will be implemented by way of a plan of arrangement of Yamana (the Plan of Arrangement) under Section 192 of the Canada Business Corporations Act (the CBCA) pursuant to an arrangement agreement entered into between Gold Fields and Yamana dated 31 May 2022 (Arrangement Agreement) in terms of which, inter alia, Yamana Shareholders will receive Gold Fields Consideration Shares in accordance with the Exchange Ratio either in the form of Gold Fields Shares, which are listed on the Johannesburg Stock Exchange (JSE), or Gold Fields ADSs, which are listed on the NYSE.

1.4

The Board of Directors of Yamana (Yamana Board) has unanimously approved the Transaction and is recommending to Yamana Shareholders that they vote in favour of the Transaction. In addition, all of the Directors of Yamana and Senior Officers of Yamana have entered into binding voting support agreements with Gold Fields under which such individuals have agreed to support and vote their Yamana Shares in favour of the Transaction.

1.5

The Yamana Board has received fairness opinions from Canaccord Genuity Corp. and Scotiabank that, as of the date of each such opinion, and based upon and subject to the assumptions, limitations and qualifications stated in each such opinion, the Transaction Consideration to be received by Yamana Shareholders is fair from a financial point of view to Yamana Shareholders.

1.6

Following completion of the Plan of Arrangement, the Yamana Shares will be delisted from the Toronto Stock Exchange (TSX), NYSE and London Stock Exchange (LSE), while the listings of the Gold Fields Shares will continue on the JSE, and the listing of the Gold Fields ADSs will continue as a secondary listing on the NYSE.

2.	ABOUT YAMANA

2.1

Yamana is a leading Canada-based precious metals producer with significant gold and silver production, development and exploration stage properties and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina.

2.2	The Yamana Shares are listed on the TSX, NYSE and the LSE.

2.3

Yamana is headquartered in Toronto, Canada. As set out in the following table, Yamana’s total attributable production for the last twelve-month period (LTM) ended 31 March 2022 was 1,018 Koz and total proven and probable mineral reserves for the financial year ended 31 December 2021 was 32,155 Koz.

	Proven & Probable Reserves (Koz) as at 31 December 2021		LTM Production (Koz) as at 31 March 2022
Canadian Malartic
(50%)
Canada	1,767	*	348	*
Jacobina	2,938		190
Brazil
Cerro Moro	734		166
Argentina
El Peñón	1,300		233
Chile
Minera Florida	534		80
Chile

	Proven & Probable Reserves (Koz) as at 31 December 2021		LTM Production (Koz) as at 31 March 2022
Wasamac	1,910		—
Canada
Jeronimo (57%)	1,082	*	—
Chile
MARA (56.25%)	21,889	*	—
Argentina

Total	32,155		1,018

Source: Yamana public filings

Note: Represented in gold equivalent ounces (GEO) using long-term commodity price forecasts of US$1,600/oz Au; US$20/oz Ag; US$3.50/lb Cu; US$9.63/lb Mo

*	Represents Yamana’s percentage share ownership

3.	RATIONALE FOR THE TRANSACTION

3.1

The Gold Fields Board believes that the Transaction significantly strengthens the ability of the combined group (the Combined Group) to deliver on its three strategic pillars: maximisation of asset potential; advancement of ESG commitment; and growth of the value and quality of the portfolio of its assets. The Combined Group has the potential to create significant long-term value for shareholders through greater scale, an industry- leading portfolio, enhanced production profile with significant growth potential, operational and geological synergies, and a strengthened financial profile for future growth and shareholder returns.

3.2

The Transaction has a compelling rationale and is expected to provide considerable benefits to the shareholders of Gold Fields (Gold Fields Shareholders), Yamana Shareholders and the Combined Group’s employees and stakeholders. The Transaction will bring together two highly complementary gold portfolios with an enhanced long-term value proposition, centred around:

3.2.1

Growing the value and quality of our portfolio of assets with an industry-leading combined portfolio of high-quality assets comparing favourably to the scale, cost and life of the premium-rated majors, and an appropriate balance of existing production with future growth;

3.2.2

Enhanced geographical diversification with a combined portfolio of high-quality assets across the world’s premier mining jurisdictions in Canada, Australia, South America, Ghana and South Africa, with risk mitigated through a balanced geographical spread and majority exposure to OECD countries;

3.2.3

Strengthened financial position driven by Gold Fields and Yamana’s highly complementary cash flow generation profiles with strong near-term operating cash flows from producing assets, healthy balance sheets and staggered major capital investment cycles providing the Combined Group with greater capacity to fund its project pipeline without compromising balance sheet flexibility or shareholder returns;

3.2.4

Industry-leading growth pipeline combining Gold Fields’s track record in portfolio optimisation and project development with Yamana’s current assets and deep pipeline with accelerated growth potential. The Combined Group will benefit from the near-term growth of Gold Fields’ Salares Norte and South Deep mines, and longer-term growth from Yamana’s Wasamac, Malartic Odyssey and MARA projects as well as additional opportunities in Yamana’s high-quality exploration pipeline;

3.2.5

Complementary cultures and aligned strategic priorities with shared values as disciplined, value-driven companies focused on operational delivery, capital allocation, portfolio management responsible growth and shareholder returns underpinned by a strong focus on people, particularly their safety, and upholding leading sustainability and ESG performance. The Combined Group will continue to commit to Gold Fields’ 2030 decarbonisation, environmental, safety and health, diversity and stakeholder value creation targets; and

3.2.6	Initial target pre-tax synergies of approximately US$40 million per year anchored in operational integration, as well as potential financing synergies and a streamlining of overhead cost structures.

3.3

The Gold Fields Board believes that offering the Gold Fields Consideration Shares is the best way to capture and unlock growth opportunities while still maintaining financial flexibility, capital and operational discipline, and providing attractive returns to shareholders. Strong near-term operating cash flows from Gold Fields’s producing assets complement the manageable capital requirements of Yamana’s world class, high return project portfolio, providing greater capacity to fund the combined growth pipeline internally while maintain shareholder returns in line with its existing policy.

3.4

Yamana is a natural strategic fit for Gold Fields, with its high quality, diversified portfolio of long life assets located in mining friendly rules-based jurisdictions across the Americas, including its five producing mines and pipeline of development projects and exploration properties and with a shared focus on health and safety and ESG performance. With the combination of Yamana and Gold Fields’s portfolio of assets, Gold Fields will become a new global gold major able to create value at every stage of its pipeline. The Combined Group will maintain its presence in all regions while continuing to honour commitments to stakeholders. Gold Fields believes the Transaction offers employees and communities more opportunities in the long-term given its track record of ongoing investment in the regions in which it operates.

3.5

Chris Griffith, Chief Executive of Gold Fields said: “Today we are announcing the acquisition by Gold Fields of Yamana, two companies with complementary portfolios, cultures and strategic priorities. The result is a combination with much greater capacity and potential value than the sum of its parts. Each company brings with it a unique set of skills and geological knowledge, enabling the Combined Group to enhance its assets over the long-term more efficiently than they could as separate companies.

Today’s announcement is the result of a robust and extensive process carried out by Gold Fields’ Board and management team to identify the optimum solution to support our revised strategy. Yamana’s high-quality asset base in the Americas and strong development and exploration pipeline will further diversify the geography of our portfolio, creating a top-4 global gold major, well positioned to deliver long-term value creation. Combined, Gold Fields will boast an industry leading portfolio of high-quality, long-life flagship assets that span some the world’s most established gold mining jurisdictions.

Like Gold Fields, Yamana is focused on operational delivery, disciplined capital allocation, portfolio management, maximising shareholder returns, and upholding leading sustainability, safety and ESG performance. These shared priorities are foundational to this Transaction.”

4.	TRANSACTION CONSIDERATION

4.1

Subject to the terms and conditions of the Plan of Arrangement and the Arrangement Agreement, the Transaction Consideration payable to Yamana Shareholders at closing of the Transaction will consist of 0.6 Gold Fields Consideration Shares issued in exchange for each Yamana Share held at the Effective Time and acquired by Gold Fields pursuant to the Plan of Arrangement in accordance with the Exchange Ratio.

4.2

Based upon the ten-day VWAP price of the Gold Fields ADSs on the NYSE of USD11.59 (equivalent to ZAR180.39 based on the prevailing daily USD/ZAR exchange rate) on Friday, 27 May 2022, being the last trading day on the NYSE prior to the date of this announcement, the Transaction values the entire issued and outstanding Yamana Shares at approximately USD6.7 billion. The Transaction Consideration represents a premium of 33.8% to the ten-day VWAP of the Yamana Shares on the NYSE of USD5.20 on such date based on such Gold Fields ADS ten day VWAP of USD11.59.

4.3	Upon closing of the Transaction, it is anticipated that Gold Fields Shareholders and Yamana Shareholders will own approximately 61% and 39% of the Combined Group, respectively.

5.	SALIENT TERMS OF THE TRANSACTION

5.1

The Transaction will be effected by way of the Plan of Arrangement under Section 192 of the CBCA, pursuant to which all of the issued and outstanding Yamana Shares at the Effective Time will be acquired by a wholly-owned indirect subsidiary of Gold Fields in exchange for the Transaction Consideration to be settled by Gold Fields in the form of the Gold Fields Consideration Shares. The Transaction will require the approval of at least 66 2⁄3% of the votes cast by Yamana Shareholders on the special resolution of Yamana Shareholders approving the Plan of Arrangement voting in person or represented by proxy at a special meeting of Yamana Shareholders called to consider the Transaction (Yamana Meeting). The Transaction will also require the approval of certain resolutions pertaining to the implementation of the Transaction by Gold Fields Shareholders (the Gold Fields Transaction Resolutions), including in respect of, inter alia, the issuance of the Gold Fields Consideration Shares under the Transaction which requires the approval of at least 75% of the voting rights exercised on such resolution by Gold Fields Shareholders at an extraordinary general meeting of Gold Fields Shareholders called to approve the Transaction and matters related thereto (the Gold Fields General Meeting). The Transaction is also subject to approval by the Ontario Superior Court of Justice (Commercial List) (the Canadian Court), applicable stock exchange approval, applicable regulatory approvals in a number of jurisdictions, including approval under the Competition Act (Canada) and Investment Canada Act (Canada) and approval of the Financial Surveillance Department of the South African Reserve Bank, and other closing conditions customary in transactions of this nature, including the Conditions Precedent.

5.2

As Yamana will become a wholly-owned subsidiary of Gold Fields after the completion of the Plan of Arrangement, Gold Fields will, in terms of paragraph 10.21 of Schedule 10 of the JSE Listings Requirements, ensure that (i) the provisions of Yamana’s constitutional documents do not frustrate Gold Fields in any way from compliance with its obligations in terms of the JSE Listings Requirements, and (ii) nothing contained in Yamana’s constitutional documents shall relieve Gold Fields from compliance with the JSE Listings Requirements.

5.3

Further information regarding the implementation of the Transaction will be set out in the materials to be issued by Gold Fields and Yamana in relation to the Transaction, including in respect of the salient dates and times for the Transaction (the Transaction Materials).

5.4

The Arrangement Agreement includes reciprocal non-solicitation provisions (subject to provisions allowing the Yamana Board or the Gold Fields Board to exercise their fiduciary duties to change their recommendation and/or to enter into a permitted acquisition agreement in certain circumstances), and rights to match superior proposals. In addition, the Arrangement Agreement provides that, under certain circumstances, Gold Fields would be entitled to a US$300 million termination fee and Yamana would be entitled to a US$450 million termination fee.

5.5

Certain senior officers and all of the directors of each of Yamana and Gold Fields have entered into voting support agreements with Gold Fields and Yamana, respectively, agreeing to vote their Yamana Shares and Gold Fields Shares, respectively, in favour of the Transaction. It is anticipated that both the Yamana Meeting and the Gold Fields Meeting, and the closing and completion of the Transaction are expected to occur in the second half of 2022 subject to and following the satisfaction of the Conditions Precedent (the Effective Date). Following completion of the Transaction, the Gold Fields Shares will continue to trade on the JSE and the Gold Fields ADSs will continue to be listed on the NYSE, and the Yamana Shares will be delisted from each of the TSX, NYSE and LSE.

6.	CONDITIONS PRECEDENT

6.1

The respective obligations of Gold Fields and Yamana to complete the Transaction are subject to the fulfilment of each of the following Conditions Precedent on or before the Effective Time, each of which may only be waived with the mutual consent of Gold Fields and Yamana:

6.1.1

the special resolution of Yamana Shareholders approving the Transaction shall have been duly approved by Yamana Shareholders at the Yamana Meeting in accordance with an interim order of the Canadian Court (Interim Order) and applicable law;

6.1.2	the Gold Fields Transaction Resolutions which are to be considered at the Gold Fields General Meeting, shall have been duly approved at such meeting in accordance with applicable law;

6.1.3

the Interim Order and, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Plan of Arrangement, the final order, shall each have been obtained on terms consistent with the Arrangement Agreement and in form and substance acceptable to each of Gold Fields and Yamana, each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Gold Fields or Yamana, each acting reasonably, on appeal or otherwise;

6.1.4

no governmental entity shall have enacted, issued, promulgated, enforced or entered into any order or law that has the effect of making the Transaction illegal or otherwise preventing or prohibiting consummation of the Transaction;

6.1.5

the Gold Fields Consideration Shares to be issued pursuant to the Transaction shall, subject to customary conditions, have been approved for listing on the JSE and accepted for settlement in the electronic settlement system operated by STRATE Proprietary Limited and the Gold Fields ADSs to be issued pursuant to the Transaction shall, subject to customary conditions, have been approved for listing on the NYSE;

6.1.6	all of the Key Regulatory Approvals (as defined, and set out, in the Arrangement Agreement) shall have been obtained; and

6.1.7

the Gold Fields Consideration Shares to be issued pursuant to the Transaction shall be exempt from the registration requirements of the U.S. Securities Act of 1933 as amended (the U.S. Securities Act), pursuant to Section 3(a)(10) thereof.

6.2

As part of the Conditions Precedent, the Arrangement Agreement includes certain additional conditions to the obligations of each of Yamana and Gold Fields, which are customary for transactions of this nature and, include, inter alia, conditions with respect to the ongoing truth and correctness of the representations and warranties of the other party as set out in the Arrangement Agreement, the material compliance of the other party with its covenants as set out in the Arrangement Agreement, and no material adverse effect having occurred in respect of the other party, the details of which will be set out in the Transaction Materials.

6.3

Gold Fields and Yamana have committed to using their commercially reasonable, best efforts to cooperate and engage with the relevant authorities and affected stakeholders in order to ensure that the Conditions Precedent are fulfilled as soon as possible to enable the Transaction to be completed.

7.	FINANCIAL INFORMATION

Yamana’s reported net value of assets and its profit after tax, as disclosed in its unaudited results for the first quarter ended 31 March 2022, prepared in accordance with IFRS, were USD5,253.9 million and USD55.3 million, respectively.

8.	CATEGORISATION

8.1

The Transaction is classified as a Category 1 transaction in terms of section 9 of the JSE Listings Requirements and requires Gold Fields Shareholders to approve the Gold Fields Transaction Resolutions, which include, inter alia, approval of the Transaction pursuant to Section 9 of the JSE Listings Requirements.

8.2

A circular to Gold Fields Shareholders will be posted to Gold Fields Shareholders in due course as envisaged in the JSE Listings Requirements and the South African Companies Act, 71 of 2008, as amended, containing the applicable disclosures in respect of the Transaction and incorporating the notice convening the Gold Fields General Meeting where Gold Fields Shareholders will be requested to consider and, if deemed fit, adopt the Gold Fields Transaction Resolutions with or without modification.

9.	INVESTOR PRESENTATION

NOTICE OF INVESTOR CONFERENCE CALL: An investor conference call and presentation on the Transaction is available to all interested parties via live webcast today at 1:00pm UK time / 2:00pm South Africa / 8.00am Eastern Time, via www.newgoldmajor.com or per the link and numbers below. A replay of the webcast will be available after the completion of the call and will remain available for an extended period.

https://broadcaster-audience.mediaplatform.com/#/event/628fe34440a1834ffa25891b

UK & International	+44 (0) 33 0551 0200
UK Toll Free	0808 109 0700

North America Toll	+1 212 999 6659
North America Toll Free	1 866 966 5335

South Africa Toll	+27 (0)11 589 8302
South Africa Toll Free	0 800 980 512

Brazil & South America:	+55 11 4700 3774
Canada Toll Free:	1 866 378 3566

NOTICE OF MEDIA CALL: Gold Fields CEO, Chris Griffith will host a media conference call at 12:15pm UK time / 1:15pm South Africa / 7:15am Eastern Time today. Callers are advised to dial in 5 minutes prior to the start time. Dial in details are as follows:

UK & International	+44 (0) 33 0551 0200
UK Toll Free	0808 109 0700

North America Toll	+1 212 999 6659
North America Toll Free	1 866 966 5335

South Africa Toll	+27 (0)11 589 8302
South Africa Toll Free	0 800 980 512

Brazil & South America:	+55 11 4700 3774
Canada Toll Free:	1 866 378 3566

For further information, please visit the dedicated Transaction microsite www.newgoldmajor.com

Johannesburg

31 May 2022

Financial Adviser and JSE Transaction Sponsor: Merrill Lynch South Africa (Pty) Ltd t/a BofA Securities

South African Legal Counsel: Webber Wentzel

U.S. and International Legal Counsel: Linklaters LLP

Canadian Legal Counsel: Fasken Martineau DuMoulin LLP

About Gold Fields

Gold Fields Limited is a globally diversified gold producer with nine operating mines and projects in Australia, Chile, Ghana, Peru and South Africa, including the Asanko Joint Venture in Ghana, with total attributable annual gold-equivalent production of approximately 2.3Moz. It has attributable gold Mineral Reserves of around 47.4Moz and gold Mineral Resources of around 94.1Moz (including reserves). Attributable copper Mineral Reserves total 474 million pounds and Mineral Resources 742 million pounds (including reserves). Gold Fields has a primary listing on the JSE, with a secondary listing on the NYSE.

Important Information

Further information pertaining to the Transaction will be provided in due course pursuant to the documentation to be released by Gold Fields and Yamana in relation to the Transaction (the Transaction Documents). Investors are advised to read the Transaction Documents, which will contain the terms and conditions of the Transaction, with care and in full. Any decision or analysis of and/or election in respect of the Transaction, and/or other matters dealt with in the Transaction Documents should be made only on the basis of such information.

Any financial adviser of Gold Fields is acting exclusively for Gold Fields and no one else in connection with the Transaction. No financial adviser will regard any other person as its client in relation to the Transaction and will not be responsible to anyone other than Gold Fields for providing the protections afforded to its client nor for giving advice in relation to the Transaction or any other transaction or arrangement referred to in this announcement.

No representation or warranty, express or implied, is made or given, and no responsibility is accepted, by or on behalf of any financial adviser or any of its affiliates or any of its respective directors, officers or employees or any other person, as to the accuracy, completeness, fairness or verification of the information or opinions contained this announcement and nothing contained in this announcement is, or shall be relied upon as, a promise or representation by any financial adviser or any of their respective affiliates as to the past or future. Accordingly, any financial advisers and its affiliates and respective directors, officers and employees disclaim, to the fullest extent permitted by applicable law, all and any liability, whether arising in tort or contract or that they might otherwise be found to have in respect of this announcement and/or any such statement.

Nothing contained in this announcement constitutes, or is intended to constitute, investment, tax, legal, accounting or other professional advice.

No Offer or Solicitation

This announcement is for information purposes only and does not constitute or form part of any offer to sell or issue or any solicitation of any offer to buy or subscribe for any securities in the United States or any other jurisdiction. This announcement does not constitute a prospectus or other offering document. No securities have been or will be registered under the U.S. Securities Act, or the securities laws of any state of the United States or any other jurisdiction, and any securities issued in connection with the Transaction are anticipated to be issued in reliance upon the available exemption from such registration requirements of the U.S. Securities Act provided for by Section 3(a)(10) thereunder and in accordance with the applicable state securities laws. No public offering of securities is being made in any jurisdiction where such an offering would be unlawful. The distribution of this announcement may be restricted by applicable laws and regulations. Persons who are physically located in those jurisdictions and in which this announcement is circulated, published or distributed must inform themselves about and observe such restrictions.

The information contained in this announcement does not constitute or form a part of any offer to the public for the sale of, or subscription for, or an invitation, advertisement or the solicitation of an offer to purchase and/or subscribe for, securities as defined in and/or contemplated by the South African Companies Act, No. 71 of 2008 (South African Companies Act). Accordingly, this announcement does not, nor does it intend to, constitute a “registered prospectus” or an advertisement relating to an offer to the public, as contemplated by the South African Companies Act and no prospectus has been, or will be, filed with the South African Companies and Intellectual Property Commission in respect of this announcement.

The information contained in this announcement constitutes factual information as contemplated in Section 1(3)(a) of the South African Financial Advisory and Intermediary Services Act, 37 of 2002, as amended (FAIS Act) and should not be construed as an express or implied recommendation, guide or proposal that any particular transaction in respect of any securities referred to in this announcement or in relation to the business or future investments of Gold Fields and/or Yamana, is appropriate to the particular investment objectives, financial situations or needs of a prospective investor, and nothing contained in this announcement should be construed as constituting the canvassing for, or marketing or advertising of, financial services in South Africa. Gold Fields is not a financial services provider licensed as such under the FAIS Act.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934 which are intended to be covered by the safe harbor created by such sections and other applicable laws. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, such statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements. Undue reliance should not be placed on such statements. Forward-looking statements often address our expected future business and financial performance and financial condition, and often contain words such as “anticipate,” “intend,” “plan,” “will,” “would,” “estimate,” “expect,” “goal,” “believe,” “target,” “indicative,” “preliminary,” or “potential.” Forward-looking statements in this announcement may include, without limitation: statements relating to the Transaction and the expected terms, timing and closing of the Transaction, including receipt of required approvals and satisfaction of other customary closing conditions; anticipated Transaction synergies; estimates of future production; estimates of future costs applicable to sales and all-in sustaining costs; estimates of future growth rates; climate-related statements, targets and metrics, expectations regarding future exploration and the development, growth and potential of the Combined Group’s operations, project pipeline and investments, including, without limitation, project returns, capital costs, capital intensity, annual production, and feasibility study schedules; expectations of future dividends and returns to shareholders; expectations of future free cash flow generation, liquidity, balance sheet strength and credit ratings; expectations of future plans and benefits; expectations regarding mineral reserves and mineral resources, grade and recoveries; estimates of future closure costs and liabilities; the Combined Group constituting a new senior gold producer and the attributes thereof; leadership in sustainability and the ability to develop the MARA project. Estimates or expectations of future events or results are based upon certain assumptions, which may prove to be incorrect. Such assumptions, include, but are not limited to: there being no significant change to current geotechnical, metallurgical, hydrological and other physical conditions at Gold Fields and Yamana’s properties and operations; permitting, development, operations and expansion of Gold Fields’s and Yamana’s operations and projects being consistent with current expectations and mine plans; political developments in any jurisdiction in which Gold Fields or Yamana operate being consistent with current expectations; certain exchange rate assumptions for the Australian dollar, South African rand or the Canadian dollar to the U.S. dollar, as well as other exchange rates being approximately consistent with current levels; certain price assumptions for gold, copper, silver, zinc, molybdenum and oil; prices for key supplies being approximately consistent with current levels; the accuracy of current mineral reserve and mineral resource estimates; and other planning assumptions.

Risks relating to forward-looking statements in regard to Gold Fields’s and Yamana’s business and future performance may include, but are not limited to, volatility in the price of gold and other metals, currency fluctuations, operational risks, supply chain shortages, rising inflation, increased production costs and variances in ore grade or recovery rates from those assumed in mining plans, political and country risk, community relations, increased regulation of environmental and sustainability matters, the impact of climate change on Gold Fields’ and Yamana’s operations, conflict resolution governmental regulation and judicial outcomes and other risks. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Gold Fields’s and Yamana’s businesses; the risk associated with Gold Fields’ and Yamana’s ability to obtain required shareholder approval of the Transaction; timing of completion of the Transaction, including the risk that the conditions to the Transaction are not satisfied on a timely basis or at all and the failure of the Transaction to close for any other reason; the risk that a consent or authorization that may be required for the Transaction is not obtained or is obtained subject to conditions that are not anticipated; the outcome of any legal proceedings that may be instituted against the parties and others related to the arrangement agreement; unanticipated difficulties or expenditures relating to the Transactions, the response of business partners and retention as a result of the announcement and pendency of the Transactions; potential volatility in the price of the Gold Fields Shares or Gold Fields ADSs due to the Transaction; the anticipated size of the markets and continued demand for Gold Fields’s and Yamana’s resources and the impact of competitive responses to the announcement of the Transaction; and the diversion of management time on Transaction-related issues.

Further details of potential risks and uncertainties affecting Gold Fields are described in its filings with the JSE and the United States Securities and Exchange Commission, including the Gold Fields’s Integrated Annual Report 2021 and annual report on Form 20-F filed with the United States Securities and Exchange Commission on 31 March 2022 (SEC File no. 001-31318). These forward-looking statements speak only as of the date they are made. Readers are cautioned not to place undue reliance on such statements. Gold Fields does not undertake any obligation to publicly release revisions to any “forward-looking statement,” including, without limitation, outlook, to reflect events or circumstances after the date of this announcement, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.